February 12, 2009

VIA FACSIMILE AND EDGAR

Mr. Jim B. Rosenberg
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Centene Corporation Form 10-K for the Fiscal Year Ended December 31, 2007,
Form 10-Q for the Quarterly Period Ended September 30, 2008
File No. 001-31826

Dear Mr. Rosenberg:

This letter sets forth the responses of Centene Corporation (the “Company”) to the oral comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with regard to the above referenced filings.  The Staff’s comments were provided to the Company on February 10, 2009 and February 12, 2009.  We are also delivering copies of this letter to Ms. Christine Allen of the Commission’s Staff.

In connection with responding to these comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
For convenient reference, we have paraphrased your comments in italics for ease of reference followed by our response to those comments.  We understand that the Staff has accepted our responses contained in our letter to the Commission dated November 21, 2008 to Comments 1, 2, 3(a), 4 and 5 from the Commission’s letter dated November 10, 2008.

Capitalized terms used in this letter and not otherwise defined have the meanings given to them in our 2007 Annual Report on Form 10-K or September 2008 Quarterly Report on Form 10-Q:

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Medical Claims Liabilities, page 35

1.
Regarding previous comment number 3(a).  Please clarify that you are unable to quantify any changes in estimate related to changes in medical utilization and cost trends versus establishing the liabilities under moderately adverse conditions.  Expand your disclosure to explain why you believe changes in estimate are due to these factors if you cannot quantify the change due to each.

2.
Regarding previous comment number 3(b).  Please clarify that you are unable to accurately quantify the impact of these initiatives on medical costs as a component of favorable development across your total membership as it is not cost effective, practical, or in certain cases separable and explain why.

In response to the Commission’s comments, the Company proposes to enhance our disclosure associated with our Critical Accounting Policy – Medical Claims Liabilities with wording similar to what is illustrated in Exhibit A.

      Upon completion of this review process, we intend to include the revised disclosures discussed in this letter in our future filings, as applicable, starting with our Annual Report on Form 10-K for the year ended December 31, 2008.  Please contact the undersigned, at (314) 725-4477 with any questions concerning this letter or if we can provide you with any additional information which will facilitate your review of these filings.

Sincerely,

/s/ Jeffrey A. Schwaneke

Jeffrey A. Schwaneke
Vice President, Corporate Controller and Chief Accounting Officer

cc:	Ms. Christine Allen, Securities and Exchange Commission
Mr. Michael F. Neidorff, Centene Corporation
Mr. Gary Hoemann, KPMG LLP
Mr. J. Mark Klamer, Bryan Cave LLP

Mr. Jim B. Rosenberg
Securities and Exchange Commission
November 21, 2008

EXHIBIT A

ATTACHMENT TO RESPONSE OF CENTENE TO S.E.C. COMMENT LETTER

Medical Claims Liabilities

Our medical claims liability includes claims reported but not yet paid, or inventory, estimates for claims incurred but not reported (“IBNR”) and estimates for the costs necessary to process unpaid claims at the end of each period.  We estimate our medical claims liability using actuarial methods that are commonly used by health insurance actuaries and meet Actuarial Standards of Practice.  These actuarial methods consider factors such as historical data for payment patterns, cost trends, product mix, seasonality, utilization of healthcare services and other relevant factors.

Actuarial Standards of Practice generally require that the medical claims liability estimates be adequate to cover obligations under moderately adverse conditions.  Moderately adverse conditions are situations in which the actual claims are expected to be higher than the otherwise estimated value of such claims at the time of estimate.  In many situations, the claims amounts ultimately settled will be different than the estimate that satisfies the Actuarial Standards of Practice.  We include in our IBNR an estimate for medical claims liability under moderately adverse conditions which represents the risk of adverse deviation of the estimates in our actuarial method of reserving.

We use our judgment to determine the assumptions to be used in the calculation of the required estimates.  The assumptions we consider when estimating IBNR include, without limitation, claims receipt and payment experience (and variations in that experience), changes in membership, provider billing practices, health care service utilization trends, cost trends, product mix, seasonality, prior authorization of medical services, benefit changes, known outbreaks of disease or increased incidence of illness such as influenza, provider contract changes, changes to Medicaid fee schedules, and the incidence of high dollar or catastrophic claims

       We apply various estimation methods depending on the claim type and the period for which claims are being estimated.  For more recent periods, incurred non-inpatient claims are estimated based on historical per member per month claims experience adjusted for known factors.  Incurred hospital inpatient claims are estimated based on known inpatient utilization data and prior claims experience adjusted for known factors.  For older periods, we utilize an estimated completion factor based on our historical experience to develop IBNR estimates.  The completion factor is an actuarial estimate of the percentage of claims incurred during a given period that have been received or adjudicated as of the reporting period to the estimate of the total ultimate incurred costs.  When we commence operations in a new state or region, we have limited information with which to estimate our medical claims liability.  See “Risk Factors – Failure to accurately predict our medical expenses could negatively affect our reported results.”  These approaches are consistently applied to each period presented.

Additionally, we contract with independent actuaries to review our estimates on a quarterly basis.  The independent actuaries provide us with a review letter that includes the results of their analysis of our medical claims liability.  We do not solely rely on their report to adjust our claims liability. We utilize their calculation of our claims liability only as additional information, together with management’s judgment, to determine the assumptions to be used in the calculation of our liability for claims.

Our development of the medical claims liability estimate is a continuous process which we monitor and refine on a monthly basis as additional claims receipts and payment information becomes available.  As more complete claim information becomes available, we adjust the amount of the estimates, and include the changes in estimates in medical costs in the period in which the changes are identified.  In every reporting period, our operating results include the effects of more completely developed medical claims liability estimates associated with previously reported periods.  We consistently apply our reserving methodology from period to period.  As additional information becomes known to us, we adjust our actuarial model accordingly to establish medical claims liability estimates.

The completion factor, claims per member per month and per diem cost trend factors are the most significant factors affecting the IBNR estimate.  The following table illustrates the sensitivity of these factors and the estimated potential impact on our operating results caused by changes in these factors based on December 31, 2008 data:

Completion Factors (1):			Cost Trend Factors (2):
(Decrease) Increase in Factors	Increase (Decrease) in Medical Claims Liability		(Decrease) Increase in Factors	Increase (Decrease) in Medical Claims Liability
	(in thousands)			(in thousands)
(3)%	$ xx,xxx		(3)%	$ (xx,xxx	)
(2)	xx,xxx		(2)	(x,xxx	)
(1)	xx,xxx		(1)	(x,xxx	)
1	(xx,xxx	)	1	x,xxx
2	(xx,xxx	)	2	x,xxx
3	(xx,xxx	)	3	xx,xxx

(1)	Reflects estimated potential changes in medical claims liability caused by changes in completion factors.
(2)	Reflects estimated potential changes in medical claims liability caused by changes in cost trend factors for the most recent periods.

While we believe our estimates are appropriate, it is possible future events could require us to make significant adjustments for revisions to these estimates.  For example, a 1% increase or decrease in our estimated medical claims liability would have affected net earnings by $X.X million for the year ended December 31, 2008.  The estimates are based on our historical experience, terms of existing contracts, our observance of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate.

The change in medical claims liabilities is summarized as follows (in thousands):

	Year Ended December 31,
	2008			2007	2006
Balance, January 1		$335,856		$249,864	$139,687
Acquisitions		—		—	1,788
Incurred related to:
Current year		x,xxx,xxx		2,340,716	1,569,082
Prior years		(xx,xxx	)	(16,230)	(13,424)
Total incurred		x,xxx,xxx		2,324,486	1,555,658
Paid related to:
Current year		x,xxx,xxx		2,009,881	1,322,607
Prior years		xxx,xxx		228,613	124,662
Total paid		x,xxx,xxx		2,238,494	1,447,269
Balance, December 31	$	xxx,xxx		$335,856	$249,864

Claims inventory, December 31		xxx,xxx		312,700	267,700

Days in claims payable [1]		xx.x		49.1	46.4
________________________
1 Days in claims payable is a calculation of medical claims liabilities at the end of the period divided by average expense per calendar day for the fourth quarter of each year.

The acquisition in 2006 includes reserves acquired in connection with our acquisition of OptiCare.

Medical claims are usually paid within a few months of the member receiving service from the physician or other healthcare provider.  As a result, the liability generally is described as having a “short-tail,” which causes less than 5% of our medical claims liability as of the end of any given year to be outstanding the following year.  We believe that substantially all the development of the estimate of medical claims liability as of December 31, 2008 will be known by the end of 2009.

Changes in estimates of incurred claims for prior years are primarily attributable to reserving under moderately adverse conditions.  Changes in medical utilization and cost trends and the effect of medical management initiatives may also contribute to changes in incurred claims for prior years.  While we have evidence that medical management initiatives are effective on a case by case basis, medical management initiatives primarily focus on events and behaviors prior to the incurrence of the medical event and generation of a claim.  Accordingly, any change in behavior, leveling of care, or coordination of treatment occurs prior to claim generation and as a result, the costs prior to the medical management initiative are not known by us.  Additionally, certain medical management initiatives are focused on member and provider education with the intent of influencing behavior to appropriately align the medical services provided with the member’s acuity.  In these cases, determining whether the medical management initiative changed the behavior cannot be determined.  Because of the complexity of our business, the number of states in which we operate, and the volume of claims that we process, we are unable to practically quantify the impact of these initiatives on our changes in estimates of IBNR.

The following medical management initiatives may have contributed to the favorable development through lower medical utilization and cost trends:

•	Appropriate leveling of care for neonatal intensive care unit (NICU) hospital admissions, other inpatient hospital admissions, and observation admissions, in accordance with Interqual criteria.
•	Tightening of our pre-authorization list and more stringent review of durable medical equipment (DME) and injectibles.
•
Emergency department (ED) program designed to collaboratively work with hospitals to steer non-emergency care away from the costly ED setting (through patient education, on-site alternative urgent care settings, etc.)

•
Increase emphasis on case management and clinical rounding where case managers are nurses or social workers who are employed by the health plan to assist selected patients with the coordination of healthcare services in order to meet a patient's specific healthcare needs.

•	Incorporation of disease management which is a comprehensive, multidisciplinary, collaborative approach to chronic illnesses such as asthma.